**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 10-D**

**ASSET-BACKED ISSUER**
**Distribution Report Pursuant to Section 13 or 15(d) of**
**the Securities Exchange Act of 1934**

For the monthly distribution period from <u>April 1, 2007 to April 30, 2007</u>

Commission File Number of issuing entity: <u>333-131209-17</u>

**RASC Series 2007-KS3 Trust**
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-131209

**Residential Asset Securities Corporation**
(Exact name of depositor as specified in its charter)

**Residential Funding Company, LLC**
(Exact name of sponsor as specified in its charter)

| New York | None |
|---|---|
| (State or other jurisdiction of incorporation or organization of the issuing entity) | (I.R.S. Employer Identification No.) |

c/o Residential Funding Company, LLC, as Master Servicer
8400 Normandale Lake Boulevard
<u>Minneapolis, Minnesota 55437</u>
(Address of principal executive offices of
issuing entity)

<u>55437</u>
(Zip Code)

<u>(952) 857-7000</u>
(Telephone number, including area code)

<u>N/A</u>
(Former name, former address, if changed since last report)

| Title of Class | Registered/reported pursuant to (check one) | | | Name of exchange |
|---|---|---|---|---|
| | Section 12(b) | Section 12(g) | Section 15(d) | (If Section 12(b)) |
| Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2007-KS3, in the classes specified herein | [___] | [___] | [ X ] | _____ |

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes <u> X </u>     No <u>   </u>

# PART I – DISTRIBUTION INFORMATION

## ITEM 1 – Distribution and Pool Performance Information.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement relating to the RASC Series 2007-KS3 Home Equity Mortgage Asset-Backed Pass-Through Certificates (the "Certificates") dated March 27, 2007, and related Prospectus dated December 6, 2006 (together, the "Prospectus"), of the RASC Series 2007-KS3 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933. The following classes of Certificates were offered under the Prospectus: Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.

# PART II – OTHER INFORMATION

## ITEM 2 – Legal Proceedings

Nothing to report.

## ITEM 3 – Sales of Securities and Use of Proceeds.

Nothing to report.

## ITEM 4 – Defaults Upon Senior Securities.

Nothing to report.

## ITEM 5 – Submission of Matters to a Vote of Security Holders.

Nothing to report.

## ITEM 6 – Significant Obligors of Pool Assets.

Inapplicable.

## ITEM 7 – Significant Enhancement Provider Information.

Nothing to report.

**ITEM 8 – Other Information.**

Nothing to report.

**ITEM 9 – Exhibits**

(a)    Documents filed as part of this report.

Exhibit 99.1    May 2007 Monthly Statement to Certificateholders

(b)    Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1    Pooling and Servicing Agreement, dated as of March 1, 2007, among Residential Asset Securities Corporation, as depositor, Residential Funding Company, LLC, as master servicer and U.S. Bank National Association, as trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 13, 2007).

Exhibit 10.2    Assignment and Assumption Agreement, dated as of March 29, 2007, between Residential Funding Company, LLC and Residential Asset Securities Corporation (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K/A filed by the Issuing Entity with the Securities and Exchange Commission on May 8, 2007).

Exhibit 10.3    SB-AM Swap Confirmation, dated as of March 29, 2007, between U.S. Bank National Association, as supplemental interest trust trustee for the benefit of RASC Series 2007-KS3 Supplemental Interest Trust, acting on behalf of the Class SB Certificateholders, and U.S. Bank National Association, as supplemental interest trust trustee for the benefit of RASC Series 2007-KS3 Supplemental Interest Trust, acting on behalf of the Class A Certificateholders and the Class M Certificateholders (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 13, 2007).

Exhibit 10.4    Swap Confirmation, including the Schedule and Credit Support Annex, dated as of March 29, 2007, between U.S. Bank National Association, as supplemental interest trust trustee on behalf of the RASC Series 2007 KS3 Supplemental Interest Trust, and HSBC Bank USA, National Association (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 13, 2007).

Exhibit 99.1    May 2007 Monthly Statement to Certificateholders

SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has
duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  May 25, 2007


                        RASC Series 2007-KS3 Trust
                        (Issuing entity)

                        By:   Residential Funding Company, LLC,
                              as Master Servicer


                            By:  /s/ Darsi Meyer_____
                                  Name:  Darsi Meyer
                                  Title:    Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS